

December 20, 2011

<u>Via E-mail</u>
Mr. Bernardo Garcia Reynoso
Chief Financial and Administrative Officer
Alestra
Ave. Lázaro Cárdenas No. 2321, 9th Floor
Col. Residencial San Agustín
Garza García N.L. 66260 México

> **Re:** **Alestra**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed April 29, 2011**
> **Form 20-F/A for the fiscal year ended December 31, 2010**
> **Filed May 13, 2011**
> **File No. 1-31894**

Dear Mr. Garcia Reynoso:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Robert S. Littlepage for
>
> Larry Spirgel
> Assistant Director